UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018.

Commission File Number:  001-36403

IKANG HEALTHCARE GROUP, INC.

(Exact name of registrant as specified in its charter)

B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T  Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IKANG HEALTHCARE GROUP, INC.

Date: November 29, 2018	By:	/s/ Yang Chen
Name: Yang Chen
Title: Chief Financial Officer

Exhibit Index

4.1	Amendment No. 5 to Rights Agreement, dated as of November 29, 2018, between iKang Healthcare Group, Inc. and American Stock Transfer & Trust Company, L.L.C., as Rights Agent.

99.1	Press release, dated November 29, 2018, issued by the Company